January 16, 2020

Rick Gean
Chief Financial Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

       Re: Arrestage International, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed on April 1, 2019
           Form 10-Q for the period ended September 30, 2019
           Filed on November 15, 2019
           File No. 333-222148

Dear Mr. Gean:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences